SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

                       ----------------------------------


                               NOVOSTE CORPORATION
                               -------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                   670100 10 0
                                   -----------
                                 (CUSIP Number)


                       ----------------------------------

     (Continued on following pages)

       (Page 1 of 5 Pages)

                                  SCHEDULE 13G

CUSIP No. 670100 10 0                                          Page 2 of 5 Pages

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THOMAS D. WELDON
      ###-##-####

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) |_|
                                                                   (b) |_|

--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                         5.   SOLE VOTING POWER
       Number of              792,831 shares, including 391,875 shares which are
        Shares                issuable upon the exercise of immediately
     Beneficially             exercisable stock options
       Owned by          -------------------------------------------------------
         Each            6.   SHARED VOTING POWER
       Reporting
        Person           -------------------------------------------------------
         With            7.   SOLE DISPOSITIVE POWER
                              792,831 shares, including 391,875 shares which are
                              issuable upon the exercise of immediately
                              exercisable stock options
                         -------------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       792,831 shares, including 391,875 shares which are issuable upon the exercise of immediately exercisable stock options

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.17%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


Item 1(a).  Name of Issuer.

            Novoste Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.

            4350-C International Boulevard
            Norcross, Georgia  30093

Item 2(a).  Name of Person Filing.

            The reporting person is Thomas D. Weldon

Item 2(b).  Address of Principal Business Office, or if none,
            Residence.

            The address of the residence of Thomas D. Weldon is:

            4257 Tall Hickory Trail
            Gainesville, Georgia 30506

Item 2(c).  Citizenship.

            Thomas D. Weldon is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities.

            Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number.

            670100 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable. This statement is filed pursuant to Rule
            13d-1(c).

Item 4.     Ownership

            (a) Amount beneficially owned by reporting person as of December 31, 1996 (see note):

                         792,831 shares

            (b)  Percent of Class:  9.17%

                                                               Page 4 of 5 Pages


            (c)  Number of shares as to which such
                 person has (see notes):

                 (i)  Sole power to direct the vote:

                         792,831 shares

                (ii)  Shared power to vote or to
                      direct the vote:  none

               (iii)  Sole power to dispose or direct the
                      disposition of:

                          792,831 shares

                  (iv)  Shared power to dispose or
                        direct the disposition of:  none

Note:

     (1) Includes immediately exercisable stock options to purchase 391,875 shares of Common Stock pursuant to Issuer's Stock Option Plan, as amended.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

                                                               Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       February 3, 1997
                                       -----------------------------------
                                               (Date)



                                           /s/ Thomas D. Weldon
                                       -----------------------------------
                                                (Signature)



                                              Thomas D. Weldon
                                       -----------------------------------
                                                 (Name/Title)